Exhibit 10.5.7

FIRST AMENDMENT
TO
THE SECOND AMENDED AND RESTATED
CBL & ASSOCIATES PROPERTIES, INC.
STOCK INCENTIVE PLAN

Pursuant to the determination of the Board of Directors of the Company and by resolution adopted by the Board at the May 3, 2011 Regular Quarterly Meeting of the Board of Directors, the Second Amended and Restated CBL & Associates Properties, Inc. Stock Incentive Plan (the "Second Restated Plan") is hereby amended effective as of the date set forth below as follows:

The Second Restated Plan is hereby amended by deleting the following language from Section 13(a)(ii) and substituting in lieu thereof:

(ii) Non-Employee Director Shares, as defined below, in an amount not to exceed 2,500 shares of Non-Employee Director Shares per grant per year.

The Second Restated Plan is hereby amended by deleting the second grammatical paragraph of Section 13(a) (following Section 13(a)(ii)) and inserting the following in lieu thereof:

Each such Non-Employee Director, upon joining the Board, shall also be awarded 1,000 shares of Common Stock (such initial grant of Common Stock and shares of Common Stock awarded pursuant to Subsection (ii) of this Section 13 are herein referred to as "Non-Employee Director Shares"). Non-Employee Director Shares shall be fully vested upon grant, but may not be sold, pledged, or otherwise transferred in any manner during a Non-Employee Director's term. Upon a Non-Employee Director ceasing to be a member of the Board, all transfer restrictions concerning such Non-Employee Director Shares shall immediately be removed, and such shares shall thereupon be freely transferrable by the Non-Employee Director or by his or her estate or legal representative, as applicable. The Compensation Committee may require that such shares bear an appropriate legend evidencing such transfer restrictions. The Compensation Committee may determine to grant the Awards set forth above on January 1 of a year (or the first trading day thereof) in lieu of December 31.

Dated: May 3, 2011   CBL & ASSOCIATES PROPERTIES, INC.

                                              By: /s/ Stephen D. Lebovitz
                                                        President and Chief Executive
                                                        Officer